Exhibit 4.4

ADDENDUM NO. 1

To the Management Agreement dated 29th November 2021 (the “Management Agreement”) between          , whose registered office is at           (hereinafter called the “Owners”) and Diana Wilhelmsen Management Limited, a company incorporated and registered in Cyprus with company number HE 342962 whose registered office is at 21, Vasili Michailidi Street, 3026 Limassol, Cyprus, acting through its office at Syngrou Tower, 350 Syngrou Avenue, Kallithea 17674, Athens, Greece, (hereinafter called the “Managers”) in respect of the management of m/v “         ” (the “Ship”), made on this 1st day of March 2022 between the Owners and the Managers by which it is agreed as follows:

1. The parties hereby agree that the management fees under the Management Agreement for the period starting from the date of this addendum No. 1 to the Management Agreement shall be US$18,500 per month. As a consequence, with effect from the date of this addendum No. 1 to the Management Agreement, clause 7 (a) of the Management Agreement is hereby amended to read as follows:

“Subject to Section 7(b), below, the Management Fees  under this Agreement are fixed as the aggregate of 1.25% (one point twenty-five per cent) on hire and on freight of the gross income of the Vessel plus (i) US$18,500 (eighteen thousand five hundred United States Dollars only) per month for each month that the Vessel is employed or is available for employment or (ii) US$9,250 (nine thousand two hundred and fifty United States Dollars only) per month for each month that the Vessel is laid-up and not available for employment for at least 15 calendar days of such month.”

2. In all other respects the terms and conditions of the Management Agreement remain unchanged.

3. Save as provided in this addendum No.1, the Management Agreement and this addendum No.1 constitute an integral document which remains in full force and effect and is valid and binding upon its parties in accordance with its terms, and the parties hereby confirm their rights and obligations thereunder.

4. This Addendum No. 1 shall be governed by and construed in accordance with English Law.

IN WITNESS WHEREOF the parties have executed and delivered this AGREEMENT as a deed on the date stated at the beginning of this Agreement.

Owners	Diana Wilhelmsen Management Limited

By:	By:
Title:	Title:

In the presence of:	In the presence of: